SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003 (September 29, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☒  No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-04962, 333-06324, 333-06896, 333-07466, 333-08926, 333-10338, 333-10624, 333-12878, 333-08246, 333-13556, 333-51434, 333-106837, 333-106822, 333-105853 and 333-105857 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are (i) Item 5 of the registrant’s Form 20-F: Operating and Financial Review and Prospects of The News Corporation Limited; (ii) Item 18 of the registrant’s Form 20-F: Financial Statements of The News Corporation Limited for the three years ended 30 June, 2003; (iii) Consent of Ernst & Young regarding The News Corporation Limited; (iv) Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.; (v) Notice regarding consent of Arthur Andersen LLP regarding Fox Entertainment Group, Inc.; (vi) Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.; (vii) Notice regarding consent of Arthur Andersen LLP regarding Stream S.p.A. and (viii) Consent of Ernst & Young regarding Gemstar-TV Guide International, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2003

THE NEWS CORPORATION LIMITED

By:	/s/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit

99(a).	Item 5 of the registrant’s Form 20-F: Operating and Financial Review and Prospects of The News Corporation Limited

99(b).	Item 18 of the registrant’s Form 20-F: Financial Statements of The News Corporation Limited for the three years ended 30 June, 2003

99(c).	Consent of Ernst & Young regarding The News Corporation Limited

99(d).	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.

99(e).	Notice regarding consent of Arthur Andersen LLP regarding Fox Entertainment Group, Inc.

99(f).	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.

99(g).	Notice regarding consent of Arthur Andersen LLP regarding Stream S.p.A.

99(h).	Consent of Ernst & Young regarding Gemstar-TV Guide International, Inc.